SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, January 2009

Commission File Number 001-14620

Pan American Silver Corp.

(Translation of registrant’s name into English)

1500-625 Howe Street, Vancouver BC Canada V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated January 13, 2009

Document 1

PAN AMERICAN SILVER FILES BASE SHELF PROSPECTUS

Vancouver, B.C. – January 13, 2009 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the “Company”) has today filed a preliminary short form shelf prospectus with the securities commissions in each province and territory of Canada and a corresponding registration statement with the United States Securities and Exchange Commission.  These filings, when made final, will allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to US$200 million during the next 25 months to potential purchasers in each province and territory of Canada and the United States.  This base shelf prospectus replaces the Company’s previous base shelf prospectus, which has expired.  The proceeds from any such offerings will be used by the Company to fund acquisitions, development programs on existing or acquired mineral properties, working capital requirements, repayment of outstanding indebtedness from time-to-time or for other general corporate purposes.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.  A copy of the prospectus may be obtained from Robert Pirooz, the Company’s Secretary, at 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Bolivia and Argentina.

Information Contact

Kettina Cordero

Coordinator, Investor Relations

(604) 684-1175

info@panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO THE COMPANY’S IMMEDIATE PLANS, OR NEED, TO MAKE AN OFFERING AND THE USE OF PROCEEDS OF ANY SUCH OFFERING.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS OR INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS.  SUCH FACTORS INCLUDE, AMONG OTHERS:  FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF SILVER, GOLD, BASE METALS OR CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN THE CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLE AND MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, PERU, MEXICO, ARGENTINA, BOLIVIA, THE UNITED STATES OR OTHER COUNTRIES IN WHICH THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS; AND CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS OR INFORMATION, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED.  THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENTS OR INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS OR INFORMATION.  ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

(Registrant)

Date:	January 13, 2009	By:	/s/ ROBERT PIROOZ
			Name:	Robert Pirooz
			Title:	General Counsel, Secretary and Director